Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

[Via EDGAR and overnight mail]

March 20, 2015

William Kotapish, Esq.

Assistant Director

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ameritas Life Insurance Corp. ("Ameritas" or "Depositor")

Ameritas Life Insurance Corp. Separate Account LLVA (File No. 811-07661) ("Registrant")

Post Effective Amendment to Registration Statement on Form N-4 (File No. 333-122109)

Dear Mr. Kotapish:

This letter is to request approval pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended, of the filing schedule described below for a flexible premium variable annuity contract issued by Ameritas on behalf of the Registrant.

Ameritas Life Insurance Corp. offers variable life insurance and variable annuity contracts through eight (8) separate accounts. Certain provisions of the variable product prospectuses, including the discussion of legal proceedings, are identical.

The Depositor has filed an amendment to Ameritas Variable Separate Account VA-2 (File No. 811-05192) registration statement 333-182090 on Form N-4 pursuant to Rule 485(a) on February 25, 2015, hereinafter referred to as the "template filing." One of the material revisions therein relates to the legal proceedings of the Depositor, the separate account and the underwriter. The prospectus was revised for disclosures relating to this change. (The other material revision in the template filing relates to a guaranteed lifetime withdrawal benefit ("GLWB") rider, and is not relevant to this request.)

Depositor and Registrant intend to make the following amendment filing to its registration statement on Form N-4 to which this request relates pursuant to Rule 485(b) 1

•	File No. 333-122109

Hereinafter this filing will be referred to as the "replicate filing."

The replicate filing will include the revision listed above and any applicable changes pursuant to Commission staff comments on the Rule 485(a) template filing. The Registrant makes the following representations as the basis for submitting this request:

(1)	Revisions to be made in the replicate Rule 485(b) filing will be substantially identical to those made in the template filed under Rule 485(a). (The replicate filing does not relate to a product that offers a GLWB, so, consistent with its current prospectus, the replicate filing will not reference a GLWB rider.)

1 Ameritas Variable Separate Account VA-2 will also file an amendment pursuant to Rule 485(b) to the template filing amendment filed pursuant to Rule 485(a) to respond to any Commission staff comments and to add updated fund expenses and financial statements.

(2)	Because the applicable revision in the replicate filing is identical to the applicable revision in the template filing, Registrant will be able to revise the replicate filing to reflect staff comments on the template.

(3)	Registrant will in fact revise the replicate filing to reflect any changes made to the template in response to Commission staff comments.

(4)	The replicate filing will not contain any other material changes that would make it ineligible to be filed under Rule 485(b).

The transmittal letter for each of the post-effective amendments will clearly identify the nature of the filing and will represent that there are no additional material changes. At the direction of the Commission, the Depositor will also supply courtesy paper copies of each filing clearly marked to show the changes.

Please contact me at 402-467-7847 to advise of your response to the above request and filing schedule.

Thank you for your prompt consideration of this matter.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers

Vice President and Associate General Counsel

cc: Michelle Roberts